Exhibit 99.1

Sapiens Congratulates Hiscox on its
Celent Model Insurer Win

Award recognizes Hiscox for transformation and modernization of its retail insurance business

Holon, Israel – March 24, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, today congratulated its specialist insurer client Hiscox on being named a “Model Insurer” by Celent, a leading research and advisory firm. Now in its ninth year, the Celent Model Insurer Awards program is designed to recognize insurer best practices in the use of technology.

Recognized in the “Operational Excellence in Non-Core Systems/IT Management” category, Hiscox was selected by Celent analysts for its “Da Vinci” retail insurance initiative. Key to this effort was the successful implementation of the Sapiens IDIT Software Suite, selected as the single platform to consolidate Hiscox’s disparate legacy systems and support new business, including Hiscox’s new Direct Home Insurance product.

Citing the Hiscox project as compelling and innovative, Celent analysts recognized Hiscox based on quantitative success measures, degree of innovation, technology or integration excellence, and best practices.

“Celent recognizes Hiscox as an Operational Excellence in IT Management Model Insurer winner for its successful DevOps practices when transforming their retail general insurance systems,” said Karen Monks, Celent analyst and author of the report. “Strong best practices such as IT and business alignment, system integration and strong business results were factors in Celent choosing Hiscox as a winner.”

"Sapiens congratulates the Hiscox team on being named a Model Insurer. This well deserved recognition shows the hard work and commitment involved in transforming Hiscox’s retail business," said Roni Al-Dor, president and CEO of Sapiens. "Re-platforming and migrating insurance business, while simultaneously launching new products, is a formidable task. Hiscox’s success demonstrates the results of effective collaboration between business, IT and the technology vendor. Sapiens feels privileged to have worked with such a great team of professionals.”

The Celent Model Insurer 2015: Case Studies of Effective Technology Use in Insurance report recognizes 15 insurance technology initiatives as "Model Insurer Components" and names the Celent Model Insurer of the Year. These case studies represent best practices in the use of technology and span key areas of the product and policyholder lifecycle, including product definition, distribution, underwriting, policy administration, service, claims and infrastructure. The report also reviews IT best practices and measurable business results used in evaluating the Model Insurer Components. Members of Celent's research services can download the report at: http://www.celent.com/reports/celent-model-insurer-2015-case-studies-effective-technology-use-insurance. Non-members should contact info@celent.com for more information.

About Hiscox

Hiscox, the international specialist insurer, is headquartered in Bermuda and listed on the London Stock Exchange (LSE:HSX). There are three main underwriting divisions in the Group – Hiscox London Market, Hiscox Re and Hiscox Retail, which includes Hiscox UK and Europe, Hiscox Guernsey, Hiscox USA and subsidiary brand, DirectAsia. Hiscox underwrites internationally traded, bigger ticket business and reinsurance through Hiscox Re and Hiscox London Market. Through its retail businesses in the UK, Europe and the U.S., Hiscox offers a range of specialist insurance for professionals and business customers, as well as homeowners. For further information: www.hiscoxgroup.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com